October 6, 2010

Kei Nakada
Staff Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	National Western Life Insurance Company
Form 10-K for the year ended December 31, 2009
Schedule 14A filed April 30, 2010
Form 10-Q for the quarter ended March 31, 2010
File No. 001-34411

Dear Ms. Nakada:

In our conversation last week, you requested that we submit proposed wording for our Form 10-Q filing for the quarter ended September 30, 2010, concerning the disclosure of the Sheila Newman vs. National Western Life Insurance Company legal matter. Specifically, you requested additional disclosure regarding the Company’s basis for the $0.6 million liability recorded in the financial statements given the exemplary damages included in the judgment. After consulting with the Company’s legal counsel, the following wording has been suggested for the 3rd quarter Form 10-Q:

“The Company is the named defendant in the case of Sheila Newman vs. National Western Life Insurance Company, which alleged mishandling of policyholder funds by an agent.  On February 3, 2010, the 415th Judicial District Court of Parker County in Weatherford, Texas, entered a Final Judgment against the Company of approximately $208,000 including actual damages ($113,000), attorney’s fees, and prejudgment interest on the actual damages.  In addition, the Final Judgment included $150 million for exemplary damages. The Company is vigorously defending this case and has appealed the Final Judgment to the proper Court of Appeals in Texas.  The Company’s counsel believes the Final Judgment is inconsistent with current state and federal laws and intends to establish on appeal that it is not liable for Newman’s actual or exemplary damages. Further, Company counsel have advised of existing law that governs limits of awards of exemplary damages including: (1) a Texas statute that limits awards of exemplary damages to two times the amount of actual damages, and (2) case law from both the Texas Supreme Court and the United States Supreme Court setting the outer limits of exemplary damages to single-digit ratios between actual and exemplary damages, but usually no more than 3 or 4 times the actual damages. The Company has, however, conservatively accrued $0.6 million for this matter inasmuch as it believes the record shows no evidence that it did anything to warrant an award of exemplary damages against it.”

Please advise whether the wording above meets your requirements for disclosure concerning this matter. Do not hesitate to contact me regarding comments or questions at bpribyl@nationalwesternlife.com or (512) 719-2493.

Sincerely,

/S/Brian M. Pribyl
Brian M. Pribyl
Senior Vice President
Chief Financial Officer & Treasurer